Exhibit 99.1

Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 05.03.2020

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:	Dr.
First name:	Montserrat
Last name(s):	Foguet Roca

2. Reason for the notification

a) Position / status

Position:	Senior Vice President, Regulatory Affairs and Production

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Biofrontera AG

b) LEI

391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
ISIN:	DE0006046113

b) Nature of the transaction

Granting of 58,000 subscription rights as part of an issue of two qualified subordinated mandatory convertible bonds

c) Price(s) and volume(s)

Price(s)	Volume(s)
0.00 EUR	0.00 EUR

d) Aggregated information

Price	Aggregated volume
0.0000 EUR	0.0000 EUR

e) Date of the transaction

2020-03-04; UTC+1

f) Place of the transaction

Outside a trading venue

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com